MOONSHOT Jr

Transforming Curious Minds

Building future Entrepreneurs & Innovators

Alok Jain – Founder & CEO

A Silicon Valley EdTech Company

Where Do We All Stand



9% of full-time jobs by 2030 *(A possible scenario: PwC)*


1989
2009
2020

3.6% <30 yrs owning businesses (70% drop in last 30 yrs) *(WSJ)*



1/3rd of US workers could be jobless by 2030 (McKinsey)



1.2 million students drop out of school every year (Source)

- Future of work is changing & current education system is not keeping up
- Number of young people starting businesses going down significantly
- Students don't realize their passion till university or even later
- One-size -fits-all education is not helping

Moonshot Jr (10-17 yrs old)
Outcome Focused Holistic Education



Explore - Identify Interest - Create - Sell

Multi-tier Curriculum



Life Skills

Video Creation

Basic Finance

Online Marketing

Art etc.



Hands-on/ Fun Learning

Games

Hardware Kits


SOLDERING



Entrepreneurship Training

Learn from industry leaders

eCommerce

Our Current Programs (10-17 yrs old)

MOONSHOT Jr
Transforming Curious Minds

Innovator Program (Tier1 12 months SaaS program)

Multi-Year Multi-Tier Program


STAGE 1
EXPLORATION
STAGE 2
PREPARATION
STAGE 3
PRODUCT INNOVATION
STAGE 4
E-COMMERCE
STAGE 5
E-COMMERCE TRAINING

Moonshot Store

Continuous ecommerce training and support

Duration	**3 Months ($99/month)**	**3 Months ($99/month)**	**3 Months ($149/month)**	**3 Months ($149/month)**
Fee (if paid in advance)	**$249**	**$249**	**$349**	**$349**
Outcome	**Child's Interest Identification**	**Expertise in chosen area**	**Innovate & Prototype**	**Learn Ecommerce & Launch product**


AQUA SHOT
FUNTASTIC
SaniaBOX
LEARN
CODING | IoT

Products created by our students

Innovator Program Teams (12-36 months)

Work in teams, co-innovate, co-manage(Conceptualizing stage)

Social Innovator Program (12-36 months)

Address Social Problems, conceptualize and execute to bring change (Conceptualizing stage)

Where We Are (in our 1st year)



60+ SaaS (B2C) students enrolling/month

2 B2B2C Customers



11 products (Moonshots, created by students + Learning kits)



$200,000+ revenues (2020)



50% MoM growth



SMART money is happening!
Several investors who built $100M+ EdTech & eCommerce companies

Edtech Market (2020)- $89.1B/18% CAGR
K12 share- $11.8B/CAGR 25%

TAM : $2B+ (9 Countries)

Success Stories

MOONSHOT Jr
Transforming Curious Minds

DIY Science Experiment Kit

Launch : Sep'20
Sold : 40 boxes


AQUA SHOT

8 yrs

Became an Entrepreneur at 8

DIY Embedded Kit

Launch : Jun'20
Sold : 100+ boxes

Environment-friendly bottles

Launch : Oct'20
Sold : 60 bottles


LEARN

13 yrs

Raised $8000+ on Kickstarter

HydraBot


HYDRATION BOT

13 yrs

Ready to launch on Kickstarter

Social Entrepreneur Project


FUNTASTIC

13 yrs

Invited for a Tedx Talk session

Game App Developer

Tambola - A Real Experience



20 yrs

Founder MQBit, Creator Tambola app

Early introduction to failure

Early Introduction to practical finance (P/L)

Stellar resume for 'college application' and 'future of workforce'

Below is an example of a timeline for a student:



Monday

Watch On-demand video on the scheduled topic based on stream chosen. For example, robotics

(Compulsory)

Tuesday

Take the Quiz+ Assignment

(Compulsory)


QUIZ



Wednesday (15 Kids)

Attend Live Instructor-led Session to discuss about the topic, assignment, learn more, and solve queries in chosen stream (for example, robotics)

(Compulsory)

Thursday

Attend the Life Skill Booster Session (video creation, creative writing, digital marketing, etc.)

(Optional, upto 25 Kids)



Friday

Saturday/Sunday

Industry Expert Session (Various STEAM-related sessions such as AI, Art, Psychology, Communication Skills, Neuroscience, etc.)

(Optional, upto 100 Kids)



Pricing (SaaS)

Virtual Classroom

B2C



$249/3 Months
($99/Month)

4 Hours Instructor-led Sessions

8-Hours live life Skills Sessions (video creation, art, finance, creative writing, etc)

4- Hours Online Tech Videos

4- Hours Live Industry expert Sessions

Moonpreneur/Hardware Kits Included

Private Learning

B2C



$399/3 Months
($149/Month)

4 Hours Instructor-led Sessions

8-Hours live life Skills Sessions (video creation, art, finance, creative writing, etc)

4- Hours Online Tech Videos

4- Hours Live Industry expert Sessions

Moonpreneur/Hardware Kits Included

Enterprise

(B2B2C)



Affiliate gets $80-$100/Signup

Learning centers
Educational foundations
STEM franchise
Internal Schools etc.

Founders



Alok Jain, CEO (USA)
Co-founder eZdia &
Realtycohost, an **IIT-B Alumni**



Vishal Malhotra, CTO (USA)
CTO at EQ2



Vikas Shukla, Chief Innovator (USA)
Founder & CEO Reference Design
An **IIT-BHU alumni**


TEAM

35+ Employees

Key Executives



Hetal Sonpal (India)

- Sales Lead
- Tedx Speaker
- Past: Strategic Alliance, Intel | Strategic Sales Director Linkedin



Ashutosh Jhureley (UK)

- eCommerce Lead
- eComm (20+ years exp)
- Past: Business Archtech Dixons | Marks & Spencers



Tushar Mittal (India)

- Marketing Lead
- Co-founder Stopkhoj
- Past: Group Head OMD & Group M

Investors & Advisors

MOONSHOT Jr
Transforming Curious Minds



Himanshu Aggarwal

- Founder Aspiring Minds (acquired by SHL.com)
- Advisor & Lead Investor MSJ



Ken Burke

- Founder of 4 online tech companies
- Sold MarketLive (eCommerce platform) at $100M+



Upen Varanasi

- CEO - Riversand Technologies
- Over 20 years in Data Management space



Deepak Jain

- Founder & CEO Swych
- Global Head of Payments- Finablr



Amar Rajashekhar

- Co-founder - Edcite
- Edcite skill assessment platform - 2.5 million students in USA



Sunil Ranka

- Founder - Predikly
- Advisor & Investor MSJ

The Growth Pyramid

Market Leadership

Platform & community to build entrepreneurial mindset in youth

- Unlocking creativity
- 21st Century skill building
- Financial literacy
- Product based learning
- Support ecosystem
- Internship for youth

Growth

Content (course material)

Transition to Growth

Platform (100s of course delivered concurrently)

Product/Market Fit
Software and hardware products (IPs)

(Product recipes, Moonpreneur, Embedded learner kit etc.)


MOONPRENEUR
EMBEDDED LEARNING BOARD

MOONSHOT Jr
Transforming Curious Minds

Data-based Learning

Student Attributes	Stage 1	Stage 2	Stage 3	Stage 4
Curiosity	Yes	Yes	Yes	Yes
Social Skill	Yes		Yes	
Resilience	Yes	Yes	Yes	Yes
Integrity	Yes			
Resourcefulness	Yes		Yes	
Creativity	Yes		Yes	Yes
Empathy	Yes		Yes	
Assertiveness	Yes	Yes	Yes	Yes
Humility	Yes	Yes	Yes	Yes
Confidence	Yes	Yes	Yes	Yes

+40 other data points

Key Outcome

Moonshot Jr offers data-based learning tracked through Moonscale

What is Moonscale?

- AI software (WIP)
- Assess students via 50+ data points
- Presently done manually

Moonscale will be able to predict

- Knowledge assimilation
- Interest identification
- Suggest educational forecast (college majors, streams to pursue, etc.)
- Career forecast
- Enable adaptive learning
- Update interface for smart learning

MOONSHOT Jr
Transforming Curious Minds

Fund Utilization

20% Platform	20% Operations
40% StudentAcquisition	20% Course Creation

Outcome

- 3500+ Student
- $2.5M + Revenues (2021)

Thank You

alok.j@moonshotjr.com

MOONSHOT Jr
Transforming Curious Minds

www.moonshotjr.com